Kilpatrick Townsend & Stockton LLP

607 14th Street, NW

Suite 900

Washington, D.C. 20005

TEL: (202) 508-5800

September 12, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	MB Bancorp, Inc.

Registration Statement on Form S-1

Dear Sir or Madam:

Enclosed herewith for filing please find the Registration Statement on Form S-1 for MB Bancorp, Inc., the proposed holding company for Madison Bank of Maryland, a federally chartered mutual savings bank, the deposits of which are insured by the Federal Deposit Insurance Corporation. A wire transfer has been executed pursuant to 17 C.F.R. §202.3a in the amount of $3,067.00, which constitutes the filing fee for the Registration Statement.

If you have any questions regarding this filing, please contact the undersigned at (202) 508-5820.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Joel E. Rappoport

Joel E. Rappoport